KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

January 13, 2021

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties REIT, Inc.

Offering Statement on Form 1-A
File No. 024-10999

Dear Ms. Gorman:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Post-Qualification Amendment No. 3 on Form 1-A filed on November 17, 2020 (the “PQA”), as set forth in your letter dated December 2, 2020 addressed to Mr. W.L. “Perch” Nelson, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Post-Qualification Amendment No. 4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the PQA, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Offering Statement Form 1-A

Offering Circular Summary, page 3

1.	We note your disclosure that in the third quarter of 2020, the company made an investment of $1,565,000 in an affiliated company, PAH Charlotte, LLC, to acquire a preferred equity interest. Please disclose the material terms of the investment agreement in the filing and provide the disclosure required by Item 13 of Form 1-A or advise. Also tell us how this investment is reflected on your balance sheet. Finally, file the investment agreement as a material exhibit.

Response: In response to the Staff’s comment, the Company has revised the language on page 47 to include the requested disclosure. In addition, the Company has filed the document evidencing the investment as Exhibit 6.2 to the Amendment. The Company hereby advises the Staff that the investment is not reflected on the Company’s balance sheet dated June 30, 2020 included in the Amendment because the investment was completed in the third quarter of 2020.

January 13, 2021 Page 2

Prior Performance Summary, page 62

2.	We note that American Hospitality Properties Fund III, LLC closed in May 2019. Please provide disclosure regarding this entity in the prior performance tables or advise. Please refer to Guide 5 and CF Disclosure Guidance: Topic 6.

Response: In response to the Staff’s comment, the Company has revised Table I, Table II and Table III of the prior performance tables to include the requested disclosure.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	W.L. “Perch” Nelson

American Hospitality Properties REIT, Inc.